Exhibit (i)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 27, 2020

Ashmore Funds

c/o Ashmore Investment Advisors Limited

61 Aldwych

London WC2B 4AE, England

Dear Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 52 under the Securities Act of 1933, as amended (the “Act”), and Amendment No. 55 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Ashmore Funds (the “Trust”) for the registration of an indefinite number of shares of beneficial interest, $0.00001 par value (the “Shares”), of its Ashmore Emerging Markets Equity ESG Fund (the “Fund”). We assume that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We have examined the Trusts’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Trust’s Amended and Restated Bylaws, and are familiar with the actions taken by the Trust in connection with the issuance and sale to the public from time to time of authorized and unissued Shares. We have further examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that:

1. The beneficial interests in the Fund’s series are divided into an unlimited number of Shares.

2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and nonassessable by the Trust.

Ashmore Funds	-2-	January 27, 2020

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder should be limited to circumstances in which the series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement on Form N-1A (File Nos. 333-169226 and 811-22468) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP